SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549




SCHEDULE 13D



Under the Securities Exchange Act of 1934


U.S. PHYSICAL THERAPY INC.
(Name of issuer)


COMMON STOCK
(Title of class of securities)


90337L108
(CUSIP number)


Don A. Sanders, 3100 Chase Tower
Houston, Texas  77002  (713) 224-3100
(Name, address and telephone number of person authorized to receive notices and communications)


October 25, 1999
(Date of event which requires filing of this statement)


	If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1 (b) (3) or (4), check the following box.

	Check the following box if a fee is being paid with the statement. A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)


SCHEDULE 13D


CUSIP No.       90337L108           Page  2  of  5   Pages

1  	NAME OF REPORTING PERSON   S.S.OR I.R.S.IDENTIFICATION NO.
            OF ABOVE PERSON

  		DON A. SANDERS

2	  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)   (			(b)   (

3  	SEC USE ONLY


4  	SOURCE OF FUNDS*

  		PF

5  	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 	  PURSUANT TO ITEMS 2(d) OR 2(E) (


6  	CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
			                      7      SOLE VOTING POWER
NUMBER OF
SHARES			               	       202,235
BENEFICIALLY	            8      SHARED VOTING POWER
OWNED BY
EACH
REPORTING	               9      SOLE DISPOSITIVE POWER
PERSON WITH                     202,235
                         10     SHARED DISPOSITIVE POWER
                                126,939

11   	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      329,174

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*	           (


13	   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	     10%

14    TYPE OF REPORTING PERSON*

     	IN



Item 1. 	Security and Issuer

	The class of equity securities to which this statement relates is the common stock (the "Common Stock") of U.S. Physical Therapy Inc., whose principal executive office is located at 3040 Post Oak Blvd., Suite 222, Houston, Texas 77056.

Item 2. 	Identity and Background

	This statement is filed on behalf of Don A. Sanders, a U.S. Citizen ("Sanders" or "Reporting Person"), whose business address is 3100 Chase Tower, Houston, Texas 77002. Sanders currently serves as the Chairman of the Executive Committee of Sanders Morris Mundy Inc., an investment banking firm, whose address is 3100 Chase Tower, Houston, Texas 77002.

	Sanders has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors),or has Sanders, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. 	Source and Amount of Funds or Other Consideration

	The funds used or to be used in making purchases of the Issuer's Common Stock are personal funds of Sanders.

Item 4. 	Purpose of Transaction.

	The securities of the Issuer were acquired by Sanders and his Spouse ("Spouse") in open market transactions and privately negotiated transactions for the purposes of investment. Sanders currently intends to review continuously his equity interest in the Issuer and may or may not seek involvement in the Issuer's affairs.
Depending upon his evaluation of the Issuer's business and prospects and upon future developments, Sanders, or other entities that may be deemed to be affiliates of Sanders, may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities held by such person, or cease buying or selling shares. Any such additional purchases of the securities may be in open market or privately negotiated transactions or otherwise.

	Except as described in this Item 4, the Reporting Person has no present plans or proposals which relate or would result in:
(i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries,
(iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, (v) any material change to the present capitalization or dividend policy of the Issuer,
(vi) any other material change in the Issuer's business or corporate structure, (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (x) any actions similar to any of those enumerated above.

Item 5. 	Interest in Securities of the Issuer.

	The Reporting Person directly owns 202,235 shares (The "Reporting Person Shares") of Common Stock and has the shared power to dispose of or direct the disposition of 124,510 shares of Common Stock (the "Client Shares") of certain of the Reporting Person's clients (the "Clients) from whom the Reporting Person has been granted the right to dispose of or direct the disposition of the Client Shares. The Reporting Person's Spouse directly owns 2,429 shares of Common Stock ("Spousal Shares"). The Client Shares together with the Reporting Person Shares and the Spousal Shares represent an aggregate of 329,174 shares or 10% of the Common Stock.

	The Reporting Person has the sole power to vote or to direct the vote, and to dispose of or to direct the disposition of the Reporting Person Shares and the shared power to dispose of or to direct the disposition of the Client Shares.

	The Reporting Person claims no beneficial ownership or dispositive powers with regard to the Spousal Shares.

	The following table represents all the Reporting Person's transactions involving common stock during the last 120 days.

Date     Entity    Purchase/Sale   Number Shrs    	Price

8/5/99   Reporting Person  Bot     	 5,000	        8.425
8/20/99  Reporting Person  Bot	     31,000		       8.5183
9/24/99  Discretionary	    Bot	      3,000		       8.56
9/29/99  Reporting Person  Bot	      5,500		       8.2159
9/30/99  Reporting Person  Bot	     11,500		       7.8587
10/6/99  Reporting Person  Bot	      8,000		       7.781
10/8/99  Reporting Person  Bot	      7,500		       7.6583
10/25/99 Discretionary     Bot       1,800	        7.685

	The Reporting person has the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of 326,745 shares of Common Stock, while the applicable Client has the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of the applicable Client Shares.

	The Spouse has the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of 2,429 shares of Common Stock.

(e) n/a


Item 6. 	Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer.

	The Reporting Person has no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures.

Item 7. 	Materials to be Filed as Exhibits.

	Exhibit		Title

	   A			Pershing Form of Margin Account Agreement
	   B			Form of Power of Attorney

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this filing is true, correct and complete.

Dated November 30, 1999


__________________________________
/s/ Don A. Sanders